UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2018 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

The information contained in this Report (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-225745 and Registration Statement on Form S-8, File No. 333-217765.

On October 24, 2018, Therapix Biosciences Ltd. (the “Company”) issued a press release announcing the signing of a binding letter of intent (the “LOI”) to be acquired (the “Transaction”) by FSD Pharma Inc. (“FSD”). The all-stock Transaction values the Company at approximately $48 million (USD) and the shareholders of the Company will receive FSD stock upon closing of the Transaction. The terms of the LOI will be superseded by a definitive agreement, which the parties intend to execute within 30 days.

The Transaction is subject to a number of customary conditions, including, but not limited to, the negotiation and execution of relevant transaction documents, regulatory approvals, completion of satisfactory due diligence by FSD and the Company, and approval of the Transaction by the shareholders of the Company. Subject to the satisfaction of these conditions and other conditions precedent, the Transaction is anticipated to be completed by Q1 2019.

The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated October 24, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: October 24, 2018

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